November 15, 2010 VIA FEDERAL EXPRESS Ms. Sonia Barros, Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

RE:	Carter Validus Mission Critical REIT, Inc.

Amendment No. 3 to Registration Statement on Form S-11

Filed August 25, 2010

File No. 333-165643

Dear Ms. Barros:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2010 (Registration No. 333-165643) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

The Company’s responses to comments of the Staff set forth in the Commission’s letter dated September 9, 2010, are provided below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus portion of the Amendment (the “Prospectus”).

Prior Performance Summary, page 115,

Adverse Business Developments and Conditions, page 118

1.	We note your response to comment 13 in our letter dated July 14, 2010 as well as your revised disclosure. As you do for The Carter Real Estate Fund I, LLC, please additionally state that The Carter Real Estate Fund II, LLC incurred net losses in each year of its operations. Also, you disclose that you are in the process of negotiating loan modifications and extensions for certain properties. Please additionally disclose what will occur if you are unsuccessful in negotiating such loan modifications and extensions.

Response: The Company has revised the disclosure under the caption “Prior Performance Summary—Adverse Business Developments and Conditions” on page 118 of the Amendment in response

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1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta  •   Beijing  •  Raleigh-Durham  •  Savannah  •  Taipei  •  Washington, DC

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

November 15, 2010

to the Staff’s comment. Additionally, the Company hereby confirms that The Carter Real Estate Fund II, LLC has extended the loans on each of its properties for periods ranging between 12 and 24 months.

Financial Statements

2.	We note that you have updated your financial statements and the notes thereto to reflect information as of June 30, 2010. Please update your headings in the notes to the balance sheets to indicate that the notes are as of June 30, 2010 were unaudited and December 31, 2009 were audited.

Response: The Company revised the disclosure in the financial statements beginning on page F-1 of the Amendment in response to the Staff’s comment.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

Enclosures

cc:	John Carter

Lisa Drummond

Lauren B. Prevost, Esq.